FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004.

ROGERS WIRELESS INC.

(Translation of registrant’s name into English)

One Mount Pleasant Road, 6th Floor
Toronto, Ontario M4Y 2Y5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS COMMUNICATIONS INC.

By:	/s/ John R. Gossling

John R. Gossling Senior Vice President and Chief Financial Officer

Date:	February 4, 2004.

Exhibit Index

Exhibit Number	Description

99.1	The following earnings release for Rogers Wireless Communications Inc. (the parent company to Rogers Wireless Inc.) contains financial and operating information for the quarter and year ending December 31, 2003 for Rogers Wireless Inc.